November 16, 2009

VIA EDGAR

Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attn:  Jennifer Riegel

Re:	China Health Industries Holdings, Inc. (the “Company”)
Form 10-K filed October 27, 2009
File Number: 000-51060

Dear Ms. Riegel:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated November 6, 2009, addressed to Mr. Xin Sun, the Company’s Chief Executive Officer and Chief Financial Officer, with respect to the Company’s Annual Report on Form 10-K dated October 27, 2009.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

Report of Independent Registered Public Accounting Firm, page F-3

1.           We note that the audit report of your independent accountants include a scope limitation as they were not present to observe the physical inventory taken as of June 30, 2009.  We also note that the auditors were not able to satisfy themselves as to the inventory through other audit procedures.  Any qualification with respect to the scope of an audit represents a substantial deficiency in the document filed with the Commission, since in these situations the auditor was unable to perform all the procedures required by professional standards to support the expression of an opinion.  Scope qualifications are not acceptable under Article 2 of Regulation S-X.  You should immediately amend your Form 10-K to remove the audit report signed by e-FANG Accountancy Corp & CPA and prominently disclose in Note 1 to the financial statements that the financial statements for the year ended June 30, 2009 are not audited.  In additional, label the June 30, 2009 columns of the financial statements as “Not Audited”.  Once the audit of the financial statements has been completed without scope qualification, file an amendment to the Form 10-K/A to remove the disclosures regarding the lack of an audit and file the audit report accompanied by the financial statements.

61 Broadway    New York, New York 10006   212-930-9700   212-930-9725 Fax
www.srff.com

Response:

On November 12 and November 13, 2009, the Company file Amendment No. 1 to its Form 10-K and Amendment No. 2 to its Form 10K/A. Both 10-K/As were to amend the report of e-FANG Accountancy Corp & CPA, the Company’s independent registered public accounting firm, as originally filed on our Form 10-K with the Securities and Exchange Commission on October 27, 2009, which now provides an unqualified opinion on page F-3 to “Item 8. Financial Statements and Supplementary Data” as to the Company’s financial statements for the year ended June 30, 2009.

Accordingly the Company believes that it is now not necessary for the Company to make the amendments prescribed in Comment 1 above.

Item 9A.     Controls and Procedures, page 29

2.           On page F-3, the audit report of e-FANG Accountancy Corp. & CPA states “we were not present to observe the physical inventory taken as of June 30, 2009 and owing to the nature of the Company’s records, we were unable to satisfy ourselves as to inventory quantities by other audit procedures.”  You should consider the effect of “the nature of [your] records” on your officers’ conclusions regarding the effectiveness of your Internal Controls over Financial Reporting and Disclosure Controls and Procedures as it does not appear that your internal controls and procedures and disclosure controls and procedures were effective as of June 30, 2009.  See Items 307 and 308 of Regulation S-K.  Accordingly, you should revise your disclosure in Item 9A of your amended Form 10-K.  Alternatively, if your officers conclude that your internal controls and procedures and disclosure controls and procedures were effective despite “the nature of [your] records,” please provide us with a detailed analysis that supports their conclusions.

Response:

Because the Company’s auditors were not engaged as auditors until after September 28, 2009, they were not present to observe the physical inventory taken as of June 30, 2009.  At the time of their original audit on September 30, 2009, there was 10 days of public holidays in China. When they visited the Company’s warehouses to perform test count based on their inventory record on hands as of September 30, 2009,   their audit did not include an examination of all the functions, transactions and activities related to inventory observation and count, the inventory policies, procedures and control of Harbin Humankind Biology Technology Co., Limited ("Humankind") and Harbin Huimejia Medicine Company (“Huimeijia”).

The auditor limited itself to the following areas:

•           Review any warehouse policies and procedures relating to inventories, and determine compliance with the policies and procedures.

•           Determine the review the types of inventory accounting and control systems of two warehouses use to control and account for its inventories.

•           Reconcile and apply analytical procedures to inventory turnover, cost analysis, and total inventory vs. total assets.

61 Broadway    New York, New York 10006   212-930-9700   212-930-9725 Fax
www.srff.com

This audit and its conclusions, were based on information provided through interviews, tests and reviews of current procedures. The auditor completed its field work on October 12, 2009. They claimed that they did not have enough information and based their report on their examination of activities through the completion date of their fieldwork. They did not know if there was inventory control system for Harbin Humankind and Harbin Huimejia Medicine due to the fact that the Chinese Golden Week public holidays (a total of 10 days) occurred during their fieldwork and many key employees were off from work. The staff they inquired with did not provide the auditor with written inventory policies, procedures. The warehouse has five employees and only two were work at that time. The auditors did not know if there were separate of duties for issuing raw materials and for recording the issuance of raw materials in the inventory system records.

In response to the original audit, the Company invited the auditor to return and perform an inventory count. The auditor returned on November 7, 2009, a date other than that of the financial statements, to conduct a re-audit on the Company’s business, internal controls and their effectiveness, and cutoff procedures.

To plan an appropriate and effective inventory observation, the auditor took time to understand the Company’s business, its products, its computer processing applications and relevant controls before the physical count occurred, including knowledge of the physical inventory or cycle count procedures and the inventory summarization, pricing and cutoff procedures.

The auditor used analytical procedures in planning the audit to help identify inventory locations, areas or items for specific attention or greater scrutiny during and after the physical count. They considered examining the ratio of inventory to cost of goods sold. The following are some additional analytical procedures that they performed:

•           Inventory turnover
•           Shipping costs as a percentage of inventory
•           Total inventory vs. total assets

The auditor also performed inventory observation and inventory test counts of 75% of inventory line items. The auditors and the management personnel physically counted the items.

There are few material items which were high dollar value items. The auditor reviewed the Company’s control structure to ensure the correct recording of raw materials received and issued. They performed test counts of Harbin Humankind Biology Technology Co., Limited and Harbin Huimejia Medicine Company inventory. A sample of the value of 25 inventory items in Harbin Humankind and Harbin Huimeijia inventory systems comprising 75% of the inventory line items were selected for testing. The line items that were test counted were high dollar value items. The warehouse supervisor and the auditor physically counted the quantities of these items. In all of the 25 cases, there was no difference between the quantity of the line item reflected in the Harbin Humankind and Huemeijia inventory listing.

In addition, the auditor obtained copies of all inventory count sheets and tags before leaving the physical inventory observation. They applied analytical procedures to the final priced-out inventory detail focused on the reasonableness of the qualities counted to help identify inventory items that might require additional audit scrutiny.

61 Broadway    New York, New York 10006   212-930-9700   212-930-9725 Fax
www.srff.com

Although the Company personnel were often helpful to the auditor in making test counts, the auditor made test counts of which the Company was unaware to provide added assurance. The auditor maintained appropriate control over the audit documentation so the Company was not aware of the details of the test counts nor was the Company able to alter the documentation.

Because the description on a container may not always match the goods inside, the auditor opened some containers or packages and matched the contents to the label. Checking for empty containers or "hollow squares" (i.e., spaces between stacks of boxes) and verifying the units of measure on tags or count sheets are meaningful procedures. Additionally, they also tested the quality of inventories in those cases where the price of the inventory fluctuates greatly depending upon the quality of that inventory. When observing work-in-process inventory, the auditors consider the reasonableness of the recorded stage of completion.

The auditor scanned inventory tags or count sheets for unusual or unreasonable quantities and descriptions to verify their propriety. They tested large inventory quantities or items with large extended values during the observation.

The auditor monitored the Company’s control over the physical count tags or sheets and paid close attention to tag/count sheet control procedures to avoid the inclusion of improper items and ensured appropriate items are included in the final inventory listing. The auditor followed up physical inventory counts with procedures directed toward inventory quantities, such as comparing quantities for the current period to prior periods by inventory category. They also examined cash disbursements subsequent to the end of the period for payments made to vendors to ensure they were recorded in the purchase journal.

The extent of audit procedures required normally increases since the inventory observation is performed at a date other than the balance sheet date. The auditor tested significant items in the reconciliation of the physical inventory to the general ledger to help identify inadvertent errors along with intentional misstatements. Goods in-transit and inventory transfers between warehouse and headquarter were tested to ascertain their existence and to determine the propriety of their inclusion or exclusion.

Based on the above, the auditor was satisfied with its audit in order for it to render a subsequent unqualified opinion.

The auditor’s initial qualified opinion was a result of (i) its limited scope of audit (ii) the lack of personnel at work then to provide it with the necessary and relevant documents for it to have a satisfactory audit.

When the auditor returned to conduct its audit again, the key personnel at the Company were on hand to attend to the many inquiries and requests of the auditor. Accordingly, the Company does not believe that it lacked the proper internal controls over financial reporting and disclosure controls and procedures which requires a restatement of its controls and procedures in its Annual Report.

Attached is a copy of the auditor’s description of the second audit it carried on the Company as well a photographs taken at the Company’s premises as part of the audit.

61 Broadway    New York, New York 10006   212-930-9700   212-930-9725 Fax
www.srff.com

On behalf of the Company, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Benjamin A. Tan
Benjamin A. Tan, Esq.

61 Broadway    New York, New York 10006   212-930-9700   212-930-9725 Fax
www.srff.com

e-FANG ACCOUNTANCY CORP., & CPA
17800 Castleton St., Suite 208, City of Industry, CA 91748, U.S.A.
4041 MacArthur Blvd., Suite 175, Newport Beach, CA 92660, U.S.A
Tel: 626-810-8827/Fax: 626-810-8575

November 13, 2009

Dear Mr. Tan:

Below is our explanation of our additional audit procedures for issuing the nonqualified opinion on November 13, 2009.

Because we were not engaged as auditors until September 28, 2009, we were not present to observe the Company’s physical inventory taken as of June 30, 2009. At the time of our original audit fieldtrip on September 30, 2009, there was 10 days of public holidays in China. When we visited the Company’s warehouses to perform test count based on their inventory record on hands as of September 30, 2009, our audit did not include an examination of all the functions, transactions and activities related to inventory observation based on the inventory policies, procedures and control of Harbin Humankind Biology Technology Co., Limited ("Humankind") and Harbin Huimejia Medicine Company (“Huimeijia”).

Our audit test work was limited to the following areas during our first fieldwork on October 1, 2009:

•           Review any warehouse policies and procedures relating to inventories, and determine compliance with the policies and procedures.

•           Determine the review the types of inventory accounting and control systems of two warehouses use to control and account for its inventories.

•           Reconcile and apply analytical procedures to inventory turnover, cost analysis, and total inventory vs. total assets.

Our audit and its conclusions were based on information provided through interviews, tests and reviews of current procedures. We completed our field work on October 12, 2009. We did not have enough information and based our report on our examination of activities through the completion date of our fieldwork. We did not know if there was inventory control system for Harbin Humankind and Harbin Huimejia Medicine due to the fact that the Chinese Golden Week public holidays (a total of 10 days) occurred during our fieldwork and many key employees were off from work. The staffs we inquired with did not provide us with written inventory policies, procedures. The warehouse has five employees and only two were work at that time. We did not know if there were separate of duties for issuing raw materials and for recording the issuance of raw materials in the inventory system records.

In response to the original audit, the Company invited us to return and perform an inventory count. We returned on November 7, 2009, a date other than that of the financial statements, to conduct a re-audit on the Company’s internal controls and their effectiveness, and cutoff procedures of inventory observation.

To plan an appropriate and effective inventory observation, we took time to understand the Company’s production procedures, its computer processing applications and relevant controls before the physical count occurred, including knowledge of the physical inventory or cycle count procedures and the inventory summarization, pricing and cutoff procedures.

We used analytical procedures in planning the audit to help identify inventory locations, areas or items for specific attention or greater scrutiny during and after the physical count. We considered examining the ratio of inventory to cost of goods sold. The following are some additional analytical procedures that they performed:

•           Inventory turnover
•           Shipping costs as a percentage of inventory
•           Total inventory vs. total assets

During our inventory observation on November 6 and November 7, 2009, we performed inventory test counts of 75% of inventory line items.

There is couple of raw material items which were high dollar value items. We reviewed the Company’s control structure to ensure the correct recording of raw materials received and issued. We performed test counts of Harbin Humankind Biology Technology Co., Limited and Harbin Huimejia Medicine Company inventory on hand as of November 6 and November 7, 2009. We scanned inventory tags or count sheets for unusual or unreasonable quantities and descriptions to verify their propriety. We tested large inventory quantities or items with large extended values during the observation.

A sample of the value of 25 inventory items in Harbin Humankind and Harbin Huimeijia inventory systems comprising 75% of the inventory line items were selected for testing. The line items that were test counted were high dollar value items. The warehouse supervisor and the auditors physically counted the quantities of these items. In all of the 25 cases, there was no difference between the quantity of the line item reflected in the Harbin Humankind and Huemeijia inventory listing.

We monitored the Company’s control over the physical count tags or sheets and paid close attention to tag/count sheet control procedures to avoid the inclusion of improper items and ensured appropriate items are included in the final inventory listing. We followed up physical inventory counts with procedures directed toward inventory quantities, such as comparing quantities for the current period to prior periods by inventory category.  We also examined cash disbursements subsequent to the end of the period for payments made to vendors to ensure they were recorded in the purchase journal.

Because the description on a container may not always match the goods inside, we opened some containers or packages and matched the contents to the label. Checking for empty containers or "hollow squares" (i.e., spaces between stacks of boxes) and verifying the units of measure on tags or count sheets are meaningful procedures. Additionally, we also tested the quality of inventories in those cases where the price of the inventory fluctuates greatly depending upon the quality of that inventory. When observing work-in-process inventory, we considered the reasonableness of the recorded stage of completion.

In addition, we obtained copies of all inventory count sheets and tags before leaving the physical inventory observation.  We applied analytical procedures to the final priced-out inventory detail focused on the reasonableness of the qualities counted to help identify inventory items that might require additional audit scrutiny.

Although the Company personnel were often helpful to the auditor in making test counts, we made test counts of which the Company was unaware to provide added assurance.  We maintained appropriate control over the audit documentation so the Company was not aware of the details of the test counts nor was the Company able to alter the documentation.

The extent of audit procedures required normally increases since the inventory observation is performed at a date other than the balance sheet date.  We tested significant items in the reconciliation of the physical inventory to the general ledger to help identify inadvertent errors along with intentional misstatements. Goods in-transit and inventory transfers between warehouse and headquarter were tested to ascertain their existence and to determine the propriety of their inclusion or exclusion.

Based on the above, we are satisfied with our audit in order for it to render a subsequent unqualified opinion.

Our initial qualified opinion was a result of (i) its limited scope of audit (ii) the lack of personnel at work then to provide it with the necessary and relevant documents for it to have a satisfactory audit.

When we returned to conduct the inventory observation again, the key personnel at the Company were on hand to attend to the many inquiries and requests of the auditors. Based on our second audit result we restated our opinion to nonqualified opinion on November 13, 2009.

Please let me know if you have any further question.

Sincerely yours

Eva Y Tsai, CPA, CVA
e-Fang Accountancy Corp & CPA

货 位 卡
品名 大豆油
规格
2009 年 11 月
入库
出库
入库时间
入库单编号
入库数量
出库时间
出库单编号
出库数量
结存
入库人或出库人
保管员
备 注

类别 产成品

入库时间
2009.11.1
2009.11.1
2009.11.2
2009.11.3
2009.11.4

仓库物资保管台账

类别 包装物

品名 塑瓶

规格

入库			出库			结存 (个)	入库人或出库人	备注
入库时间	入库单编号	入库数量 (个)	出库时间	出库单编号	出库数量 (个)			
						689		
2009.11.1	09110001	2300				8469		
"	09110002	2000				10469		
"	09110009	24000				34469		
"	09110010	20000				54469		
"	09110011	13410				67879		
			2009.11.1	09110002	15000	52879		蜂胶主购
			" "	09110006	10000	42879		寡雪生
			" "	09110009	20000	22879		纤畅
			" "	09110010	1500	21379		灵芝虫草
			" "	09110011	1500	19879		蛇粉蛤油
			2009.11.3	09110013	8724	11155		蜂胶主购
			" "	09110017	3410	7745		寡雪生
			" "	09110020	5092	2653		纤畅
			" "	09110021	843	1810		灵芝虫草
			" "	09110022	696	1114		蛇粉蛤油

货　　位　　卡

品名 磷酸一氢钠　　规格　　　　2009年 11 月

入库			出库			结存（kg）	入库人或出库人	保管员	备注
入库时间	入库单编号	入库数量	出库时间	出库单编号	出库数量				
日			日			25.00	陈凯	陈敏	[illegible]
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